Room 4561

February 12, 2007

Mr. Edward L. Marney
President
Magnitude Information Systems, Inc.
1250 Route 28, Suite 309
Branchburg, New Jersey 08876

Re: Magnitude Information Systems, Inc.
**   Amendment No. 2 to Registration Statement on Form SB-2 filed February 1, 2007**
**   File No. 333-138961**

Dear Mr. Marney:

        We have reviewed your amended filing and response letter and have the following comments.

Registration Statement on Form SB-2

1.   We note your response to comments 1 and 2 of our letter dated January 26, 2007. Section 3(a)(9) of the Securities Act does not appear applicable to your settlement transaction with Steven Rudnick as part of the consideration in the transaction was a $15,000 debt owed to Mr. Rudnick. Such debt does not constitute a security that was exchanged. It also does not appear that Section 3(a)(10) of the Securities Act is applicable with respect to Steven Jagels' settlement transaction. The approval of a court or authorized governmental entity of the fairness of the terms and conditions of the exchange is a condition to reliance on Section 3(a)(10). Please see Revised Staff Legal Bulletin No. 3 for additional guidance. Accordingly, it appears that you should provide disclosure relating to the consequences of selling securities that are the subject of a pending registration statement including disclosure in your risk factors, management's discussion and analysis and financial statements, as appropriate. Please revise or otherwise advise. We further note your letter dated February 7, 2007 setting forth proposed risk factor disclosure. Please consider such disclosure in light of our foregoing analysis regarding the availability of Sections 3(a)(9) and 3(a)(10). Further, please elaborate on the basis for the ability of Messrs. Rudnick and Jagels to rescind their transactions as well as the basis for your determination of a "theoretical and remote possibility."

<u>Facing Page</u>

2.   Footnote 4 to your calculation of registration fee table states that you are re-registering previously registered shares. Please note that Rule 429 provides for registration statement with a combined prospectus to act as a post-effective amendment with respect to any earlier registration statement. The earlier registration statement is still outstanding. Accordingly, it is neither necessary nor appropriate to re-register the shares that have previously been registered. Please revise.

<u>Executive Compensation</u>

<u>2006 Summary Compensation Table, page 25</u>

3.   We note your disclosure of the value of the stock award to Steven D. Rudnick under the all other compensation column. It appears that such disclosure should be made under the stock award column pursuant to Item 402(b)(2)(v) of Regulation S-B. Please revise or advise us otherwise.

<u>Item 28. Undertakings</u>

4.   Rule 430B under the Securities Act does not appear to be applicable to your offering. Please advise us of the basis for your reliance on Rule 430B or, otherwise, please provide the undertaking pursuant to Item 512(g)(2) of Regulation S-K in lieu of providing the undertaking pursuant to Item 512(g)(1).

*   *   *   *

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Joseph J. Tomasek, Esq.
        Facsimile: (908) 429-0400